UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2008

Commission File Number: 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. ———————————————————————————————————
(Translation of registrant’s name into English)

SINGAPORE ———————————————————————————————————
(Jurisdiction of incorporation or organization)

60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On March 31, 2008 in Singapore, the Company issued a news release announcing
'Chartered Completes Acquisition of Eight-Inch Wafer Fab Operation in
dated March 31, 2008.  A copy of the news release dated March 31, 2008 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

Date: March 31, 2008 (Singapore time)	By:	George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release of the Company dated March 31, 2008